UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

LAYNE CHRISTENSEN COMPANY

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

521050104

(CUSIP Number)

Van Den Berg Management I, Inc.
805 Las Cimas Parkway
Suite 430
Austin, TX 78746
512-329-0050

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

August 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages

CUSIP No. 521050104	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Van Den Berg Management I, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF TEXAS, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 3,126,787 (see Item 5)
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 3,126,787 (see Item 5)
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,787 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 521050104	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Arnold Van Den Berg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 68,855 (see Item 5)
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 68,855 (see Item 5)
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,195,642 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 521050104	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Scott S. Van Den Berg.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,295 (see Item 5)
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 4,295 (see Item 5)
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,131,082 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 521050104	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS James D. Brilliant
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,735 (see Item 5)
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 4,735 (see Item 5)
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,131,522 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 521050104	13D	Page 6 of 11 Pages

Explanatory Note.

This is the second amendment (“Second Amendment”) to the original Schedule 13D, filed on August 25, 2014 and amended on March 24, 2015.  This Second Amendment is being filed solely to correct certain language in Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed on August 25, 2014 and to jointly file with certain individuals identified below.

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of Layne Christensen Company (the “Issuer”).  The address of the principal executive office of the Issuer is 1800 Hughes Landing Boulevard Ste 700, The Woodlands, TX 77380.

Item 2.  Identity and Background.

(a)-(c) This statement is filed jointly on behalf of: (i) Van Den Berg Management I, Inc., an investment advisor registered with the Securities and Exchange Commission (the “Advisor”); (ii) Arnold Van Den Berg, Chairman and Co-Chief Investment Officer of the Advisor; (iii) Scott S. Van Den Berg, President and COO of the Advisor; and (iv) James D. Brilliant, Co-Chief Investment Officer and Chief Financial Officer.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1. Due to the relationships among such Reporting Persons with respect to the Issuer, the Advisor may be deemed to constitute a “group” with Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant for purposes of Section 13(d) of the Exchange Act of 1934 and the rules promulgated thereunder.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  The Reporting Persons specifically disclaim the existence of and membership in a group with the separately managed account clients of the Advisor.

This statement relates to Shares held directly by the Advisor (the “Advisor Shares”),  Shares held directly by Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant, respectively, and Shares held for the investment advisory accounts of the Advisor’s clients (the “Client Shares” and together with the Advisor Shares and the Shares held directly by Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant,  the “Subject Shares”). The principal business address of each of the Reporting Persons is 805 Las Cimas Parkway, Suite 430, Austin, TX 78746. The principal business of the Advisor is an investment advisor and the principal occupation of Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant are as stated above. Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant are the executive officers and directors of the Advisor and own a controlling interest in the Advisor, and therefore could be deemed to share such indirect beneficial ownership of the reported Shares with the Advisor.  Additionally, the Advisor owns directly Shares of the Issuer and each of Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant personally own Shares of the Issuer in accounts with the Advisor.

(d) During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Advisor is a Texas Corporation.  Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant are each a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Consideration for the Advisor’s Shares, which were purchased for the benefit of the Advisor, came from working capital of the Advisor.  Consideration for the Client’s Shares, which were purchased for the benefit of the Advisor’s investment advisory clients, were derived from the investment capital of the Advisor’s client accounts.  Consideration of Shares owned directly by Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant were from personal funds.  Total consideration paid for the Subject Shares was $60,087,600.00 (including brokerage commissions).

CUSIP No. 521050104	13D	Page 7 of 11 Pages

Item 4.  Purpose of Transaction.

The Advisor purchased the Advisor Shares for the benefit of itself and the Client Shares for its clients for investment purposes based on the belief that the common stock of the Issuer is currently trading at a significant discount to the Issuer’s underlying business value.  Each of Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant each purchased the Shares he owns for his own benefit based on the belief that the common stock of the Issuer is currently trading at a significant discount to the Issuer’s underlying business value.

The Advisor has previously filed beneficial ownership reports on Schedule 13G with respect to Shares of the Issuer. On August 13, 2014, the Advisor made a presentation to management and some members of the board of directors of the Issuer suggesting that they consider a reorganization of the Issuer’s business, including the evaluation of each business division, the potential divestment of a business division, the use of proceeds from the divestment to pay down debt of the Issuer and enact a share buyback program, and other corporate actions the Issuer may take that the Advisor believes may increase shareholder value. The Advisor may also engage in further discussions with management, the board of directors and/or other shareholders of the Issuer and/or other relevant parties concerning the business, capitalization, financial condition, operations, strategy and future plans of the Issuer, which discussions may include proposals that the Advisor believes will increase shareholder value.

Other than as described in this Item 4, the Advisor does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, the Advisor reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, the Advisor reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Shares in public or private transactions, and/or (iii) encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management, and existing or prospective shareholders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, or (B) other changes to the Issuer’s business or structure.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) Based upon the Issuer's quarterly report on Form 10-Q filed on June 16, 2014, there were 19,831,634 Shares outstanding as of May 30, 2014.  Based on the foregoing, the Subject Shares in total represent approximately 16.2% of the Shares issued and outstanding.  Of the Subject Shares, the Advisor directly owns 13,336 Shares; Arnold Van Den Berg directly owns 68,855 Shares; Scott S. Van Den Berg directly owns 4,295 Shares; and James D. Brilliant directly owns 4,735 Shares; each being less than 1% of the Shares issued and outstanding.

		Advisor	Arnold Van Den Berg	Scott S. Van Den Berg	James D. Brilliant
(a) Amount Beneficially Owned:		3,126,787	3,195,642	3,131,082	3,131,522
(b) Percent of Class:		15.8%	16.1%	15.8%	15.8%
(c) Number of Share to Which Reporting Person has:
(i)	Sole Voting Power:	3,126,787	68,855	4,295	4,735
(ii)	Share Voting Power:	N/A	N/A	N/A	N/A
(iii)	Sole Dispositive Power:	3,126,787	68,855	4,295	4,735
(iv)	Share Dispositive Power:	N/A	N/A	N/A	N/A

Pursuant to the terms of investment advisory agreements with the Advisor’s clients, the Advisor has discretion over the investment advisory accounts of its clients to direct the vote of and to dispose of the Client Shares. The Advisor’s clients generally do not direct the Advisor with respect to voting or disposition of shares in their respective accounts. For the advisory accounts of the Advisor’s clients other than those owned by the Reporting Persons, persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares. No individual client of the Advisor is known to hold more than five percent of the class.

CUSIP No. 521050104	13D	Page 8 of 11 Pages

Since Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant are the executive officers and directors of the Advisor, they could be deemed to beneficially own those securities over which the Advisor has beneficial ownership.

For purposes of disclosing the number of Shares beneficially owned by each of  the Reporting Persons: (i) the Advisor may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”)) all of the Advisor Shares and Client Shares; (ii) Arnold Van Den Berg may be deemed to own beneficially all of the Shares he owns directly and the Shares beneficially owned by the Advisor; (iii) Scott S. Van Den Berg may be deemed to own beneficially all of the Shares he owns directly and the Shares beneficially owned by the Advisor; and (iii) James D. Brilliant may be deemed to own beneficially all of the Shares he owns directly and the Shares beneficially owned by the Advisor.

Pursuant to Rule 13d-4 under the Securities Exchange Act, each of the Reporting Persons hereby declares that nothing in this schedule shall be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act, the beneficiary of the securities covered by this schedule.

(c)  All of the Reporting Persons’ purchases and sales in the Shares during the last 60 days are set forth below. All of the following trades were effected in open market transactions on the NASDAQ Stock Market.  Only transactions in Shares owned by James D. Brilliant, in Advisor Shares and in Client Shares occurred during the last 60 days.

JAMES D. BRILLIANT SHARES
Date of Purchase	Type of Transaction	Quantity of Shares Bought or Sold	Price Per Share
6/26/2014	BUY	2730	13.099

ADVISOR SHARES
Date of Purchase	Type of Transaction	Quantity of Shares Bought or Sold	Price Per Share
7/24/2014	BUY	90	11.161
7/24/2014	BUY	85	11.161

CLIENT SHARES
Date of Purchase	Type of Transaction	Quantity of Shares Bought or Sold	Price Per Share
6/23/2014	SELL	525	13.47
6/23/2014	BUY	370	13.29
6/24/2014	BUY	1175	12.97
6/25/2014	BUY	600	12.9
6/25/2014	BUY	250	12.91
6/25/2014	BUY	217	12.92
6/25/2014	BUY	117	12.93
6/25/2014	BUY	176	12.94
6/26/2014	BUY	65	13.099
6/26/2014	BUY	105	13.09
6/26/2014	BUY	705	13.099
6/26/2014	SELL	260	13.103
6/26/2014	SELL	25	13.103
6/26/2014	BUY	170	13.099
6/26/2014	BUY	155	13.099
6/26/2014	BUY	70	13.099

CUSIP No. 521050104	13D	Page 9 of 11 Pages

6/26/2014	BUY	645	13.09
6/26/2014	BUY	1440	13.099
6/26/2014	BUY	300	13.09
6/27/2014	BUY	800	13.045
7/1/2014	BUY	240	13.39
7/2/2014	SELL	120	13.436
7/2/2014	SELL	55	13.436
7/2/2014	SELL	545	13.424
7/2/2014	SELL	525	13.424
7/2/2014	SELL	740	13.425
7/2/2014	SELL	585	13.424
7/2/2014	SELL	1400	13.431
7/2/2014	SELL	95	13.431
7/9/2014	SELL	495	12.62
7/9/2014	SELL	340	12.62
7/9/2014	SELL	1505	12.596
7/11/2014	SELL	5	11.882
7/18/2014	SELL	510	12.2
7/18/2014	SELL	340	12.2
7/18/2014	SELL	8070	12.213
7/21/2014	SELL	7960	12.242
7/21/2014	SELL	11486	12.242
7/21/2014	SELL	1230	12.208
7/21/2014	SELL	1375	12.208
7/21/2014	SELL	1715	12.208
7/21/2014	SELL	1590	12.208
7/22/2014	SELL	8814	11.541
7/22/2014	SELL	825	11.541
7/22/2014	SELL	16650	11.541
7/22/2014	BUY	5630	11.548
7/23/2014	BUY	800	10.82
7/23/2014	BUY	75	10.81
7/23/2014	BUY	714	10.52
7/23/2014	BUY	116	10.835
7/24/2014	BUY	175	10.849
7/25/2014	SELL	215	11.111
7/25/2014	SELL	230	11.111
7/25/2014	SELL	270	11.111
7/28/2014	BUY	100	10.94
7/29/2014	BUY	500	10.94
7/29/2014	BUY	55	10.85
7/29/2014	BUY	400	10.94
7/30/2014	BUY	700	10.77
7/30/2014	BUY	725	10.77
7/31/2014	BUY	190	10.77
7/31/2014	BUY	1400	10.77
8/1/2014	BUY	665	10.77
8/1/2014	BUY	3620	10.77
8/1/2014	SELL	80	10.651
8/1/2014	SELL	20	10.65
8/4/2014	BUY	900	10.764
8/4/2014	BUY	5500	10.728
8/4/2014	BUY	400	10.728
8/4/2014	BUY	220	10.629

CUSIP No. 521050104	13D	Page 10 of 11 Pages

8/4/2014	BUY	600	10.764
8/5/2014	BUY	458	10.62
8/5/2014	BUY	12	10.62
8/5/2014	BUY	210	10.62
8/5/2014	SELL	40	10.593
8/5/2014	SELL	85	10.593
8/5/2014	SELL	50	10.593
8/6/2014	BUY	380	10.63
8/6/2014	BUY	3185	10.691
8/11/2014	BUY	405	10.789
8/12/2014	SELL	680	10.58
8/12/2014	SELL	795	10.58
8/12/2014	SELL	910	10.58
8/12/2014	SELL	995	10.58
8/13/2014	BUY	3490	10.625
8/13/2014	BUY	420	10.169
8/15/2014	SELL	345	10.544
8/15/2014	SELL	390	10.544
8/15/2014	SELL	470	10.544
8/15/2014	SELL	475	10.544

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the Advisor are held pursuant to certain advisory agreements entered into between the Advisor and its clients.  Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant are the executive officers and directors of the Advisor.

 Item 7.  Material to Be Filed as Exhibits.

Exhibit 1:   Joint Filing Agreement dated July 30, 2015 among Advisor, Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant.

CUSIP No. 521050104	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
Van Den Berg Management, Inc.

By:	/s/ James D. Brilliant
Name:	James D. Brilliant
Title:	Chief Financial Officer and Co-Chief Investment Officer

/s/ Arnold Van Den Berg
Arnold Van Den Berg

/s/ Scott S. Van Den Berg
Scott S. Van Den Berg

/s/ James D. Brilliant
James D. Brilliant

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Layne Christensen Company., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

In witness whereof, each of the undersigned has executed this Agreement as of July 30, 2015.

Van Den Berg Management I, Inc.

/s/ James D. Brilliant
James D. Brilliant

/s/ Arnold Van Den Berg
Arnold Van Den Berg

/s/ Scott S. Van Den Berg
Scott S. Van Den Berg

/s/ James D. Brilliant
James D. Brilliant